Exhibit (n)(21)

Consent of Independent Auditor

We have issued our reports dated April 4, 2018, with respect to the consolidated financial statements of First Tower Finance Company LLC and Subsidiaries for the years ended December 31, 2017 and 2016, dated March 17, 2017, with respect to the consolidated financial statements of First Tower Finance Company LLC and Subsidiaries for the years ended December 31, 2016 and 2015, and dated March 24, 2016, with respect to the consolidated financial statements of First Tower Finance Company LLC and Subsidiaries for the years ended December 31, 2015 and 2014, included in the Preliminary Prospectus Supplement of Prospect Capital Corporation, dated September 27, 2018, relating to its sale of its Notes due 2024. We hereby consent to the inclusion of said reports in the Preliminary Prospectus Supplement of Prospect Capital Corporation, dated September 27, 2018, relating to its sale of its Notes due 2024.

/s/ RSM US LLP
Raleigh, North Carolina
September 27, 2018